SEC FILE NUMBER 001-38248

CUSIP NUMBER 781386 305

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _____________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

RUMBLEON, INC.
Full Name of Registrant

Former Name if Applicable

901 W. Walnut Hill Lane, Suite 110A
Address of Principal Executive Office (Street and Number)

Irving, Texas 75038
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

RumbleOn, Inc. (the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the year ended December 31, 2023 (“2023 Form 10-K”) by the prescribed due date.  The Company’s management is continuing to evaluate the effectiveness of certain internal controls over financial reporting. Management has identified certain deficiencies, but the classification of these deficiencies has not yet been conclusively determined.

Regardless of the outcome, the Company does not expect that its determination will impact the financial information to be reported in the earnings release the Company will issue as of the date hereof (the “Earnings Release”).  The Company has performed additional analyses and procedures that have led management to conclude that the financial information included in the Earnings Release fairly presents, in all material respects, the Company’s financial condition and results of operations as of the end of and for the quarterly period and year ended December 31, 2023.  The Company cannot, however, provide assurance that the Company will not identify material weaknesses in its internal control over financial reporting or that a change to the financial information included in the Earnings Release will not be required. The Company expects that the 2023 Form 10-K, along with the audited financial statements for the year ended December 31, 2023, will be filed within the 15-day extension period provided by Rule 12b-25.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Blake Lawson, Chief Financial Officer	(214)	771-9952
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

If the answer is no, identify report(s). Yes ☒    No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RUMBLEON, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 14, 2024	By:	/s/ Michael W. Kennedy
Michael W. Kennedy, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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